Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 6 DATED FEBRUARY 13, 2019

TO THE OFFERING CIRCULAR DATED AUGUST 30, 2018

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 30, 2018, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 31, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our minimum investment amount;
•	Update our management;
•	Update our asset acquisitions; and
•	Update our share repurchase program.

Minimum Investment Amount

The following information supersedes and replaces the second full paragraph on the third cover page of the Offering Circular:

As of February 15, 2018, the minimum investment in shares of our common stock for initial purchases is 500 shares, or $5,000 based on the current per share purchase price, excluding purchases by individual retirement accounts, or IRAs, and other tax-deferred accounts. For IRAs and other tax deferred accounts, you must initially purchase at least 500 shares of our common stock, or $5,000 based on the current per share purchase price. You should note that an investment in our shares will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all the applicable provisions of the Internal Revenue Code, or the Code. In the board of directors’ discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers. We will disclose any new minimum investment amount on the Realty Mogul Platform, as defined below, at least two days in advance of that new minimum amount taking effect. Factors that the board of directors may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts. Any change to the minimum investment amount will apply prospectively to all new purchasers.

The following information supersedes and replaces the section of the Offering Circular captioned “Questions and Answers About This Offering — Questions about the Offering — Is there any minimum investment required?”

Q: Is there a minimum investment required?

A:         Yes.  As of February 15, 2018, you must initially purchase at least 500 shares in this offering, or $5,000 based on the current per share purchase price, unless you are investing through an IRA or other tax-deferred account. For IRAs and other tax deferred accounts, you must initially purchase at least 500 shares of our common stock or $5,000 based on the current per share purchase price. You should note that an investment in our shares will not, in itself create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code. In the board of directors’ discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers. We will disclose any new minimum investment amount on the Realty Mogul Platform at least two days in advance of that new minimum amount taking effect. Factors that the board of directors may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts.

The following information supersedes and replaces the section of the Offering Circular captioned “How To Subscribe — Minimum Purchase Requirements”

Minimum Purchase Requirements

As of February 15, 2018, for non-IRAs and other tax deferred accounts, you must initially purchase at least 500 shares in this offering, or $5,000 based on the current per share purchase price. For IRAs and other tax deferred accounts, you must initially purchase at least 500 shares of our common stock in this offering or $5,000 based on the current per share purchase price. You should note that an investment in our shares will not, in itself create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code. In the board of directors’ discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers. We will disclose any new investment amount on the Realty Mogul Platform at least two days in advance of that new minimum amount taking effect. Factors that the board of directors may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts. Any change to the minimum investment amount will apply prospectively to all new purchasers.

If you have satisfied the applicable minimum purchase requirement, any additional purchase must be of at least 100 shares in this offering, or $1,000 based on the current per share purchase price. The investment minimum for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan. In the board of directors’ discretion, we may in the future increase or decrease the minimum investment amount required for investments beyond the initial purchase. Factors that the board of directors may consider in modifying the minimum investment amount for investments beyond the initial purchase include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, the amount of money raised in investments beyond initial purchases, and the average investment amount in purchases beyond the initial purchases.

Management

The following information supersedes and replaces the table of the executive officers of our Manager in the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

Executive Officers of our Company and Manager

Name	Age*	Position
Jilliene Helman	31	Chief Executive Officer, Chief Financial Officer and Secretary
Eric Levy	32	Portfolio Manager
William Wenke	36	General Counsel

*As of December 10, 2018

Effective as of January 1, 2019, Justin Hughes resigned as the Senior Managing Director of our Manager, RM Adviser, LLC.  Accordingly, all references to Mr. Hughes in the Offering Circular are hereby removed.

Effective as of January 1, 2019, Elizabeth Braman resigned as the Senior Managing Director of our Manager, RM Adviser, LLC.  Accordingly, all references to Ms. Braman in the Offering Circular are hereby removed.

Asset Acquisitions

The following information supersedes and replaces the second full paragraph the section of the Offering Circular captioned “Plan of Operation” for Avon Place Apartments – Avon, Connecticut:

On December 26, 2018, $162,590 of the Additional Investment amount was funded. On January 16, 2019, MogulREIT II completed the sale of $500,000 of the Initial Investment to the Affiliated Entity, and MogulREIT II used such proceeds to pay down a portion of the loan from RealtyMogul Commercial Capital, Co.  After such transfer, the total current investment is $2,296,590.

Share Repurchase Program

The following information supersedes and replaces the table after the seventh paragraph of the section of the Offering Circular captioned “Description of Our Common Stock — Quarterly Share Repurchase Program”:

Period                                                                                             Repurchase Base Price Per Share

(Year)
Prior to the establishment of NAV The investor's purchase price
Starting after the establishment of NAV Share Repurchase Anniversary (Year)	Most recent NAV per share Effective Repurchase Rate (1)
Less than 1 year	(Lock-up) 0%
1 year until 2 years	98%
2 years until 3 years	99%
3 or more years	100%
Death (Exception Repurchases)	100%

(1)As a percentage of the Repurchase Base Price per share. The repurchase price will be rounded down to the nearest $0.01.